Exhibit 99.1

voxeljet AG Reports Financial Results for the First Quarter Ended March 31, 2020

Friedberg, Germany, August 13, 2020 — voxeljet AG (NYSE: VJET) (the “Company”, or “voxeljet”), a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers, today announced consolidated financial results for the first quarter ended March 31, 2020.

Highlights - First Quarter 2020

●	Total revenues for the first quarter decreased 30.2% to kEUR 3,884 from kEUR 5,565
●	Gross profit margin decreased to 29.7% from 34.4% to kEUR 1,155 from kEUR 1,913
●	Systems revenues decreased 46.0% to kEUR 1,305 from kEUR 2,415
●	Services revenues decreased 18.1% to kEUR 2,579 from kEUR 3,150
●	Reaffirm full year 2020 guidance

First Quarter 2020 Results

Revenues for the first quarter of 2020 decreased by 30.2% to kEUR 3,884 compared to kEUR 5,565 in the first quarter of 2019.

Revenues from our Systems segment, which focuses on the development, production and sale of 3D printers, decreased 46.0% to kEUR 1,305 in the first quarter of 2020 from kEUR 2,415 in last year’s first quarter. The Company delivered one used and refurbished 3D printer in the first quarter of 2020, compared to two new and one used and refurbished printer delivered in last year’s first quarter. Systems revenues also include all Systems-related revenues from consumables, spare parts and maintenance. The decrease of revenues from our Systems segment was mainly due to lower revenues from the sale of 3D printers, but also due to decrease of Systems-related revenues. The decreases in both business fields were mainly due to the ongoing global pandemic of COVID-19 disease (“the COVID-19 situation”). The situation significantly limited our ability to perform installations of 3D printers as well as to offer service visits. Therefore, we were not able to fulfill our scheduled transactions and consequently we could not recognize revenue on those. Systems revenues represented 33.6% of total revenues in the first quarter of 2020 compared to 43.4% in last year’s first quarter.

Revenues from our Services segment, which focuses on the printing of on-demand parts for our customers, decreased 18.1% to kEUR 2,579 in the first quarter of 2020 from kEUR 3,150 in the comparative period of 2019. This was mainly due to lower revenue contributions from our subsidiary voxeljet America Inc. (“voxeljet America”) due to lower market demand related to the slowdown of the economy caused by the global pandemic of COVID-19 disease. Revenue contribution from our voxeljet UK Ltd. (“voxeljet UK”) significantly decreased. This was related to the close down of our service center in the United Kingdom in the fourth quarter of 2019 in the course of our restructuring, which started in the third quarter of 2019. Revenue contributions from the German operation as well as from our subsidiary voxeljet China Co. Ltd (“voxeljet China”) were almost flat.

Cost of sales were kEUR 2,729 for the first quarter of 2020 compared to kEUR 3,652 for the first quarter of 2019.

Gross profit and gross profit margin were kEUR 1,155 and 29.7%, respectively, in the first quarter of 2020 compared to kEUR 1,913 and 34.4%, respectively in the first quarter of 2019.

Gross profit for our Systems segment decreased to kEUR 361 in the first quarter of 2020 from kEUR 829 in the first quarter of 2019. Gross profit margin for this segment decreased to 27.7% in the first quarter of 2020 compared to 34.3% in the first quarter of 2019. This was mainly due to lower gross profit margin contributions from revenues from the sale of 3D printers but also from Systems-related revenues compared to last year’s first quarter.

Gross profit for our Services segment decreased to kEUR 794 in the first quarter of 2020 compared to kEUR 1,084 in the first quarter of 2019. The gross profit margin for this segment decreased to 30.8% in the first quarter of 2020 from 34.4% in the first quarter of 2019. This was mainly related to lower gross profit as well as gross profit margin contribution as a result of lower utilization inline with the decrease in revenues. This was partially offset by higher gross profit and gross profit margin contribution from the German service center. The impacts from changes in gross profit and gross profit margin from voxeljet UK and voxeljet China were not significant.

Selling expenses decreased to kEUR 1,536 for the first quarter of 2020 compared to kEUR 1,676 in the first quarter of 2019, related to the significant decrease in revenues. Shipping and packaging expenses vary from quarter to quarter depending on quantity and types of products, as well as the destinations where those goods are being delivered.

Administrative expenses were kEUR 1,376 for the first quarter of 2020 compared to kEUR 1,439 in the first quarter of 2019 and therefore almost unchanged.

Research and development (“R&D”) expenses decreased to kEUR 1,635 in the first quarter of 2020 from kEUR 1,705 in the first quarter of 2019. The decrease of kEUR 70 was mainly due to lower material expenses as well as lower personnel expenses partially offset by higher consulting fees.

Other operating expenses in the first quarter of 2020 were kEUR 659 compared to kEUR 13 in the prior year period. This was mainly related to higher losses from foreign currency transactions, amounting to kEUR 613 for the first quarter of 2020 compared to kEUR 5 in the last year’s first quarter.

Other operating income was kEUR 532 for the first quarter of 2020 compared to kEUR 978 in the first quarter of 2019. The decrease was mainly due to lower gains from foreign currency transactions, amounting to kEUR 427 compared to kEUR 815 in the last year’s first quarter.

The changes in foreign currency gains and losses were primarily driven by the valuation of the intercompany loans granted by the parent company to our UK and US subsidiaries.

Operating loss was kEUR 3,519 in the first quarter of 2020, compared to an operating loss of kEUR 1,942 in the comparative period in 2019. The decline was primarily related to a significant decrease in gross profit. In addition, the net impact of the quarter over quarter changes in other operating expenses and other operating income was kEUR 1,092 negative. This was partially offset by slightly lower operating expenses in the functions sales and marketing, administration and research and development.

Financial result was positive kEUR 981 in the first quarter of 2020, compared to a financial result of negative kEUR 660 in the comparative period in 2019. This was mainly due to higher interest income from the revaluation of the derivative financial instruments related to the EIB loan of kEUR 1,557 for the first quarter of 2020, compared to a negative impact and therefore an interest expense of kEUR 509 for the last year’s first quarter. The derivative financial instruments are revalued on each balance sheet date, with changes in the fair value between reporting periods recorded within financial result of the consolidated statements of comprehensive loss. An increase in our share price results in a finance expense, while a decrease leads to a finance income. Interest expense included interest from long term debt with other financial institutions which amounted to kEUR 319 for the first quarter of 2020, compared to kEUR 242 in the comparative period in 2019.

Net loss for the first quarter of 2020 was kEUR 2,601 or EUR 0.53 per share, as compared to net loss of kEUR 2,616, or EUR 0.54 per share, in the first quarter of 2019.

Based on a conversion rate of five American Depositary Shares (“ADSs”) per ordinary share, net loss was EUR 0.11 per ADS for the first quarter of 2020, compared to a net loss of EUR 0.11 per ADS for the first quarter of 2019. Earnings per share is computed by dividing net income attributable to stockholders of the parent by the weighted-average number of ordinary shares outstanding during the periods. Earnings per ADS is calculated by dividing the above earnings per share by five as each ordinary share represents five ADSs.

Business Outlook

We reaffirm our guidance for the full year ending December 31, 2020:

-	Full year revenue is expected to be in the range of kEUR 26,000 to kEUR 30,000
-	Gross margin is expected to be above 40%
-	Operating expenses for the full year are expected as follows: selling and administrative expenses are expected to be in the range of kEUR 13,000 to kEUR 13,250 and R&D expenses are projected to be between approximately kEUR 5,750 and kEUR 6,250. Depreciation and amortization expense is expected to be between kEUR 3,750 and kEUR 4,000.
-	Adjusted EBITDA for the second half of the year ending December 31, 2020 is expected to be neutral-to-positive. Adjusted EBITDA is defined as net income (loss), as calculated under IFRS accounting principles before interest (income) expense, provision (benefit) for income taxes, depreciation and amortization, and excluding other operating (income) expense resulting from foreign exchange gains or losses on the intercompany loans granted to the subsidiaries.
-	Capital expenditures are projected to be in the range of kEUR 500 to kEUR 1,000, which primarily includes ongoing investments in our subsidiaries.

Our total backlog of 3D printer orders at March 31, 2020 was kEUR 8,377, which represents ten 3D printers. This compares to a backlog of kEUR 2,792 representing three 3D printers, at December 31, 2019. As production and delivery of our printers is generally characterized by lead times ranging between three to nine months, the conversion rate of order backlog into revenue is dependent on the equipping process for the respective 3D printer as well as the timing of customers’ requested deliveries.

At March 31, 2020, we had cash and cash equivalents of kEUR 3,272 and restricted cash of kEUR 1,442 and held kEUR 3,483 of investments in bond funds, thereof kEUR 2,000 restricted, which are included in current financial assets on our consolidated statements of financial position.

Webcast and Conference Call Details

The Company will host a conference call and webcast to review the results for the first and second quarter 2020 on Friday, August 14, 2020 at 8:30 a.m. Eastern Time. Participants from voxeljet will include its Chief Executive Officer, Dr. Ingo Ederer, and its Chief Financial Officer, Rudolf Franz, who will provide a general business update and respond to investor questions.

Interested parties may access the live audio broadcast by dialing 1-877-705-6003 in the United States/Canada, or 1-201-493-6725 for international, Conference Title “voxeljet AG 2Q and 1H 2020 Financial Results Conference Call”. Investors are requested to access the call at least five minutes before the scheduled start time in order to complete a brief registration. An audio replay will be available approximately two hours after the completion of the call at 1-844-512-2921 or 1-412-317-6671, Replay Conference ID number 13706990. The recording will be available for replay through August 21, 2020.

A live webcast of the call will also be available on the investor relations section of the Company’s website. Please go to the website https://event.on24.com/wcc/r/2508745/127EB0E35073B286CC352139D3BC4766  at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software. A replay will also be available as a webcast on the investor relations section of the Company’s website.

Non-IFRS Measure

Management regularly uses both IFRS and non-IFRS results and expectations internally to assess its overall performance of the business, making operating decisions, and forecasting and planning for future periods. Management believes that Adjusted EBITDA is a useful financial measure to the Company’s investors as it helps investors better understand and evaluate the projections our management board provides. The Company’s calculation of Adjusted EBITDA may not be comparable to similarly titled financial measures reported by other peer companies. Adjusted EBITDA should not be considered as a substitute to financial measures prepared in accordance with IFRS.

The Company uses Adjusted EBITDA as a supplemental financial measure of its financial performance. Adjusted EBITDA is defined as net income (loss), as calculated under IFRS accounting principles, interest (income) expense, provision (benefit) for income taxes, depreciation and amortization, and excluding other (income) expense resulting from foreign exchange gains or losses on the intercompany loans granted to the subsidiaries. Management believes Adjusted EBITDA to be an important financial measure because it excludes the effects of fluctuating foreign exchange gains or losses on the intercompany loans granted to its subsidiaries. We are unable to reasonably estimate the potential full-year financial impact of foreign currency translation because of volatility in foreign exchange rates. Therefore, we are unable to provide a reconciliation to our forward-looking guidance for non-GAAP Adjusted EBITDA without unreasonable effort as certain information necessary to calculate such measure on an IFRS basis is unavailable, dependent on future events outside of our control and cannot be predicted without unreasonable efforts by the Company.

Exchange rate

This press release contains translations of certain U.S. dollar amounts into euros at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from U.S. dollars to euros in this press release were made at a rate of USD 1.1016 to EUR 1.00, the noon buying rate of the Federal Reserve Bank of New York for the Euro on March 31, 2020.

About voxeljet

voxeljet is a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers. The Company’s 3D printers employ a powder binding, additive manufacturing technology to produce parts using various material sets, which consist of particulate materials and proprietary chemical binding agents. The Company provides its 3D printers and on-demand parts services to industrial and commercial customers serving the automotive, aerospace, film and entertainment, art and architecture, engineering and consumer product end markets. For more information, visit http://www.voxeljet.de/en/.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements concerning our business, operations and financial performance. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as ‘‘believes,’’ ‘‘estimates,’’ ‘‘anticipates,’’ ‘‘expects,’’ ‘‘projects,’’ ‘‘plans,’’ ‘‘intends,’’ ‘‘may,’’ ‘‘could,’’ ‘‘might,’’ ‘‘will,’’ ‘‘should,’’ ‘‘aims,’’ or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our results of operations, financial condition, business outlook, the industry in which we operate and the trends that may affect the industry or us. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that forward-looking statements are not guarantees of future performance. All of our forward-looking statements are subject to known and unknown risks, uncertainties and other factors that are in some cases beyond our control and that may cause our actual results to differ materially from our expectations, including those risks identified under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F and in other reports the Company files with the U.S. Securities and Exchange Commission, as well as the risk that our revenues may fall short of the guidance we have provided in this press release.  Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Contact

Investors and Media

Johannes Pesch

Director Investor Relations and Business Development

johannes.pesch@voxeljet.de

Office: +49 821 7483172

Mobile: +49 176 45398316

voxeljet AG
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Notes	3/31/2020	12/31/2019

		(€ in thousands)
		unaudited
Current assets		28,950	31,513
Cash and cash equivalents	7	3,272	4,368
Financial assets	7	4,925	7,408
Trade receivables, net		5,979	5,915
Inventories	4	13,142	12,459
Income tax receivables		59	39
Other assets		1,573	1,324

Non-current assets		32,586	31,052
Financial assets (2)	7	3,836	2,279
Intangible assets		1,358	1,356
Property, plant and equipment, net	5	27,319	27,343
Investments in joint venture		29	30
Other assets		44	44

Total assets		61,536	62,565

	Notes	3/31/2020	12/31/2019

Current liabilities		9,669	18,855
Trade payables	7	3,211	2,797
Contract liabilities		3,277	2,623
Financial liabilities	7	1,187	11,290
Other liabilities and provisions	6	1,994	2,145

Non-current liabilities		20,365	10,192
Deferred tax liabilities (2)		204	142
Financial liabilities (2)	7	19,973	9,866
Other liabilities and provisions	6	188	184

Equity		31,502	33,518
Subscribed capital		4,836	4,836
Capital reserves		88,244	88,077
Accumulated deficit (1) (2)		(62,680)	(60,124)
Accumulated other comprehensive income (1)		1,160	742
Equity attributable to the owners of the company		31,560	33,531
Non-controlling interest		(58)	(13)
Total equity and liabilities		61,536	62,565

See accompanying notes to unaudited condensed consolidated interim financial statements.

(1)Comparative figures for the year ended December 31, 2019 were revised related to the amendment of classification of short-term investments. For further information, see Note 1 of the interim consolidated financial statements.

(2)Comparative figures for the year ended December 31, 2019 were revised related to the recalculation of the performance participation interest related to the Finance Contract with the EIB. For further information, see Note 1 of the interim consolidated financial statements.

voxeljet AG
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

		Three months ended March 31,
	Notes	2020	2019

		(€ in thousands except share and share data)
Revenues	9, 10	3,884	5,565
Cost of sales		(2,729)	(3,652)
Gross profit	9	1,155	1,913
Selling expenses		(1,536)	(1,676)
Administrative expenses		(1,376)	(1,439)
Research and development expenses		(1,635)	(1,705)
Other operating expenses		(659)	(13)
Other operating income		532	978
Thereof income (expense) from changes in impairment allowance included in other operating income (expense)		(36)	28
Operating loss		(3,519)	(1,942)
Finance expense (1) (2)	8	(613)	(825)
Finance income (1) (2)	8	1,594	165
Financial result	8	981	(660)
Loss before income taxes		(2,538)	(2,602)
Income tax income (expense) (2)		(63)	(14)
Net loss		(2,601)	(2,616)
Other comprehensive income (loss) that may be reclassified subsequently to profit or loss (1)		417	(400)
Total comprehensive loss		(2,184)	(3,016)

Loss attributable to:
Owners of the Company		(2,556)	(2,612)
Non-controlling interests		(45)	(4)
		(2,601)	(2,616)

Total comprehensive loss attributable to:
Owners of the Company		(2,139)	(3,012)
Non-controlling interests		(45)	(4)
		(2,184)	(3,016)

Weighted average number of ordinary shares outstanding		4,836,000	4,836,000
Loss per share - basic/ diluted (EUR)		(0.53)	(0.54)

See accompanying notes to unaudited condensed consolidated interim financial statements.

(1)Comparative figures for the three months ended March 31, 2019 were revised related to the amendment of classification of short-term investments. For further information, see Note 1 of the interim consolidated financial statements.

(2)Comparative figures for the three months ended March 31, 2019 were revised related to the recalculation of the performance participation interest related to the Finance Contract with the EIB. For further information, see Note 1 of the interim consolidated financial statements.

voxeljet AG
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Attributable to the owners of the company
				Accumulated
				other
	Subscribed	Capital	Accumulated	comprehensive		Non-controlling
(€ in thousands)	capital	reserves	deficit	gain (loss)	Total	interests	Total equity
Balance at December 31, 2018 (1) (2) (3)	4,836	86,803	(46,410)	1,320	46,549	35	46,584
Loss for the period (1) (2)	--	--	(2,612)	--	(2,612)	(4)	(2,616)
Foreign currency translations	--	--	--	(400)	(400)	--	(400)
Equity-settled share-based payment	--	165	--	--	165	--	165
Share-based payment transaction with the non-controlling shareholder of a subsidiary	--	604	--	--	604	216	820
Balance at March 31, 2019 (1) (2)	4,836	87,572	(49,022)	920	44,306	247	44,553

	Attributable to the owners of the company
				Accumulated
				other
	Subscribed	Capital	Accumulated	comprehensive		Non-controlling
(€ in thousands)	capital	reserves	deficit	gain (loss)	Total	interests	Total equity
Balance at December 31, 2019 (1) (2)	4,836	88,077	(60,124)	742	33,531	(13)	33,518
Loss for the period	--	--	(2,556)	--	(2,556)	(45)	(2,601)
Foreign currency translations	--	--	--	418	418	--	418
Equity-settled share-based payment	--	167	--	--	167	--	167
Balance at March 31, 2020	4,836	88,244	(62,680)	1,160	31,560	(58)	31,502

See accompanying notes to unaudited condensed consolidated interim financial statements.

(1)Comparative figures for the year ended December 31, 2018, the three months ended March 31, 2019 and year ended December 31, 2019 were revised related to the amendment of classification of short-term investments. For further information, see Note 1 of the interim consolidated financial statements.

(2)Comparative figures for year ended December 31, 2018, the three months ended March 31, 2019 and year ended December 31, 2019 were revised related to the recalculation of the performance participation interest related to the Finance Contract with the EIB. For further information, see Note 1 of the interim consolidated financial statements.

(3)The Company has initially applied IFRS 16 as of January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated and the cumulative effect of initially applying IFRS 16 is recognized in retained earnings at the date of initial application. For further information, see Form 20-F filed with the SEC on May 7, 2020, Part III, Item 18. Financial Statements, Note 3 of the consolidated financial statements.

voxeljet AG
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three months ended March 31,
	2020	2019

	(€ in thousands)
Cash Flow from operating activities

Loss for the period (1) (2)	(2,601)	(2,616)

Depreciation and amortization	932	1,050
Foreign currency exchange differences on loans to subsidiaries	204	(769)
Changes in financial assets due to fair value valuation	245	(95)
Share-based compensation expense	167	166
Change in impairment of trade receivables	36	(28)
Non-cash interest expense on long-term debt	296	205
Change in fair value of derivative equity forward	(1,557)	509
Change in inventory allowance	--	(9)
Loss on disposal of property, plant and equipment and intangible assets	--	22
Interest paid	85	66
Interest received	(35)	(43)
Other	61	25

Change in working capital	(1,737)	(275)
Trade and other receivables, inventories and current assets	(1,721)	49
Trade payables	442	(584)
Other liabilities, contract liabilities and provisions	509	284
Change in restricted cash	(947)	--
Income tax payable/receivables	(20)	(24)
Net cash used in operating activities	(3,904)	(1,792)

Cash Flow from investing activities

Payments to acquire property, plant and equipment and intangible assets	(41)	(173)
Proceeds from disposal of financial assets	3,237	4,081
Payments to acquire financial assets	(2)	(1,235)
Interest received	35	43
Net cash from (used in) investing activities	3,229	2,716

Cash Flow from financing activities

Proceeds from bank overdrafts and lines of credit	4	--
Repayment of lease liabilities	(114)	(77)
Repayment of long-term debt	(231)	(250)
Proceeds from issuance of long-term debt	--	500
Interest paid	(85)	(66)
Net cash from (used in) financing activities	(426)	107

Net increase (decrease) in cash and cash equivalents	(1,101)	1,031

Cash and cash equivalents at beginning of period	4,368	7,402
Changes to cash and cash equivalents due to foreign exchanges rates	5	49
Cash and cash equivalents at end of period	3,272	8,482

See accompanying notes to unaudited condensed consolidated interim financial statements.

(1)Comparative figures for the three months ended March 31, 2019 were revised related to the amendment of classification of short-term investments. For further information, see Note 1 of the interim consolidated financial statements.

(2)Comparative figures for the three months ended March 31, 2019 were revised related to the recalculation of the performance participation interest related to the Finance Contract with the EIB. For further information, see Note 1 of the interim consolidated financial statements.

voxeljet AG

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. Preparation of financial statements

Our condensed consolidated interim financial statements include the accounts of voxeljet AG and its wholly-owned subsidiaries voxeljet America Inc., voxeljet UK Ltd. and voxeljet India Pvt. Ltd., as well as voxeljet China Co. Ltd., which are collectively referred to herein as the ‘Group’ or the ‘Company.’, which is listed on the New York Stock Exchange.

Our condensed consolidated interim financial statements were prepared in compliance with all applicable measurement and presentation rules contained in International Financial Reporting Standards (‘IFRS’) as set forth by the International Accounting Standards Board (‘IASB’) and Interpretations of the IFRS Interpretations Committee (‘IFRIC’). The designation IFRS also includes all valid International Accounting Standards (‘IAS’); and the designation IFRIC also includes all valid interpretations of the Standing Interpretations Committee (‘SIC’). Specifically, these financial statements were prepared in accordance with the disclosure requirements and the measurement principles for interim financial reporting purposes specified by IAS 34. Our condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto that are included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019. The results of operations for the three months ended March 31, 2020, are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2020.

The IASB issued a number of new IFRS standards which are required to be adopted in annual periods beginning after January 1, 2020.

Standard	Effective date	Descriptions
Others	01/2020	Amendments References to the Conceptual Framework in IFRS Standards 3
IFRS 3	01/2020	Amendment Definition of a business
IAS 1, IAS 8	01/2020	Amendment, Amendment Definition of material
IFRS 9, IAS 39, IFRS 7	01/2020	Amendments to IFRS 9, IAS 39 and IFRS 7 - Interest rate benchmark reform
IFRS 16	06/2020	COVID-19 related rent concessions amendment to IFRS 16
IFRS 17	01/2021	Insurance Contracts
IAS 1	01/2022	Classifications of Liabilities as Current or Non-Current (Amendment to IAS 1)

The adoption of standards effective 01/2020 did not have a material impact on the interim financial statements as of and for the three months ended March 31, 2020.  The Company has not yet conclusively determined what impact the new standards, amendments or interpretations effective 01/2021 or later will have on its financial statements, but does not expect they will have a significant impact.

The condensed consolidated interim financial statements as of and for the three months ended March 31, 2020 and 2019 were authorized for issue by the Management Board on August 13, 2020.

Going concern

The financial statements have been prepared on the basis of going concern which contemplates continuity of normal business activities and the realization of assets and settlement of liabilities in the ordinary course of business.

voxeljet has recognized continuous net losses during the first quarter of 2020, full year 2019, 2018 and 2017 amounting to kEUR 2,601, kEUR 14,231, kEUR 8,764 and kEUR 8,554, respectively. Additionally, voxeljet had negative cash flows from operating activities in the first quarter of 2020, full year 2019, 2018 and 2017 of kEUR 3,904, kEUR 6,819, kEUR 7,714 and kEUR 6,830, respectively, mainly due to continuous net losses.

Due to the global outbreak of a new strain of coronavirus (“COVID-19 situation”), we have experienced and expect to continue to experience lower demand in both, our Systems and Services segment. Our clients may continue to postpone larger investments and therefore, the demand for 3D printers may also decrease. In addition, the COVID-19 situation could cause further delays in installation of 3D printers at customers’ facilities, which could lead to postponed revenue recognition for those transactions. Both a decrease in revenues as well as potential delays in the installations increase the risk and likelihood of lower cash inflows. Such risks have been evaluated by management and consequently have been considered in our liquidity forecast, which assumes our business plan is executed appropriately and sales track as expected. We update our liquidity forecast on an ongoing basis.

As we experience difficulty in generating sufficient cash flow to meet our obligations and sustain our operations, the COVID-19 situation raises material uncertainties that may cast substantial doubt about our ability to continue as a going concern. Further, material deviations from our forecasts could lead to a covenant breach in the future, which could result in an acceleration of our obligation to repay all amounts outstanding under those facilities.

Despite the ongoing losses, reduced cash flow and cash facilities, and the other negative financial conditions, management assumes that voxeljet will continue as a going concern, as the Company has been successful in drawing down kEUR 5,000 of the second tranche of the loan granted by the EIB under the Finance Contract in June 2020. This improved our liquidity significantly. Also, the financial covenants under the Finance Contract have been renegotiated to replace the Total Net Financial Debt to EBITDA ratio with a minimum cash/cash equivalents requirement. In addition, the restructuring of the voxeljet UK entity, which included consolidating 3D printing to serve all customers in Europe from the German service center has completed. This helps to reduce overall costs and will lead to improved gross profit margins by realizing economies of scale in the German service center. Further, management initiated a restructuring program at the German entity during the fourth quarter of 2019. This program included the reduction of headcount mainly in the Systems segment in order to streamline the Company’s operations and optimize efficiency. This restructuring was successfully completed at the end of June 2020 and will provide further cost reductions.

Management is also taking steps to raise further funds which may include debt or equity financing. There can be no assurance that we will be able to raise further funds on terms favorable to us, if at all.

Based on our current liquidity and capital resources in combination with our current liquidity forecasts, as well as the implemented cost reduction program, management believes that the Company has the ability to meet its financial obligations for at least the next 12 months and therefore continues as a going concern. However, the matters described above give rise to material uncertainties that may cast substantial doubt about the Company’s ability to continue as a going concern.

Impairment test

Non-financial assets are tested for impairment if there are indicators that the carrying amounts may not be recoverable. The Company considers the COVID-19 situation as such an indicator. Therefore, voxeljet performed an impairment test for the non-financial assets for the end of the reporting period. An impairment loss is recognized in the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is defined as the higher of an asset’s fair value less cost to sell and its value in use. As individual assets do not generate largely independent cash flows, impairment testing is performed at the cash generating unit level. An individual fixed asset within a CGU cannot be written down below fair value less cost incurred to sell the individual asset. The impairment test, which we performed, did not lead to any write downs.

Amendment and recalculation

a) Amendment of classification of short-term investments

In the first quarter of 2020, we amended our classification of short-term investments included in current financial assets. Before the amendment, those short-term investments have been classified in the category at fair value through OCI (FVOCI).

The new classification shall be the category at fair value through profit and loss (FVTPL). Accordingly, prior periods have been revised, which leads to movements between profit and loss and other comprehensive income as the changes in fair value are now presented within finance income or expense.

b) Recalculation of performance participation interest related to the Finance Contract with the EIB

In the first quarter of 2020, we recalculated the performance participation interest related to the Finance Contract with the EIB, due to a mistake in the calculation logic. Accordingly, prior periods have been revised, which leads to adjustmenets in non current financial asstes, deferred tax libilities as well as equity.

c) Impacts of amendment and recalculation

Due to the amendments and recalculations, which are described above, the opening balance as of January 1, 2019 of non current financial assets as well as deferred tax liabilities have increased by kEUR 151 and kEUR 43 respectively. The opening balance as of January 1, 2019 of accumulated deficit increased by kEUR 10, whereas the opening balance of accumulated other comprehensive gain increased by kEUR 119. As a result the loss for the period in the first quarter 2019 decreased by kEUR 172.

As of March 31, 2019 non current financial assets as well as deferred tax liabilities have increased by kEUR 244 and kEUR 69, respectively. For the period ending March 31, 2019 the balance of accumulated deficit decreased by kEUR 162, whereas the balance of accumulated other comprehensive gain increased by kEUR 13.

As a result the loss for the period in the first quarter 2019 was reduced by kEUR 172 whereas net changes in fair value of debt investments at FVOCI was reduced by kEUR 106.

As of December 31, 2019 non current financial assets as well as deferred tax liabilities have increased by kEUR 260 and kEUR 73, respectively. As of December 31, 2019 the balance of accumulated deficit decreased by kEUR 243 whereas the balance of accumulated other comprehensive gain was reduced by kEUR 56.

The Company has evaluated the effect of these amendments, both qualitatively and quantitatively, and concluded that the change did not have a material impact on, nor require amendment of, any previously filed financial statements. Affected financial statement line items for prior periods are appended with a footnote.

2. Summary of significant accounting policies

The principal accounting policies applied in the preparation of these interim financial statements are set out in the Company’s financial statements as of December 31, 2019, which can be found in its Annual Report on Form 20-F that was filed with the U.S. Securities and Exchange Commission on May 7, 2020. These policies have been applied to all financial periods presented.

In the first quarter of 2020, we amended our classification of short-term investments included in current financial assets. Before the amendment, those short-term investments have been classified in the category at fair value through OCI (FVOCI). For further information, see Note 1.

3. Share based payment arrangements

On April 7, 2017, voxeljet AG established a share option plan that entitles key management personnel and senior employees of voxeljet AG and its subsidiaries to purchase shares of the parent company.

Total options available under the share option plan are 372,000. On April 7, 2017, 279,000 options (75%, Tranche 1) were granted. On April 12, 2018, 93,000 options (25%, Tranche 2) were granted.

The vesting conditions include a service condition (the options vest after a period of four years of continued service from the respective grant date) and a market condition (the options may only be exercised if the share price exceeds the exercise price over a period of 90 consecutive days by at least 20% in the period between the grant date and the respective exercise time frame) of which both conditions must be met.

The fair value of the employee share option plan has been measured for Tranches 1 and 2 using a Monte Carlo simulation. The market condition has been incorporated into the fair value at grant date.

The inputs used in the measurement of the fair value at grant date are as follows:

	Tranche 1	Tranche 2

Parameter
Share price at grant date	USD 13.80	USD 16.15
Exercise price	USD 13.90	USD 16.15
Expected volatility	55.00%	58.40%
Expected dividends	--	--
Risk-free interest rate	2.49%	2.85%
Fair value at grant date	USD 8.00	USD 9.74

The respective expected volatility has been based on an evaluation of the historical volatility of the Company’s share price as at the grant date. As at March 31, 2020 no options are exercisable and 353,400 options are outstanding. The weighted-average contractual life of the options at March 31, 2020 amounts to 7.3 years (March 31, 2019: 8.3 years).

The expenses recognized in the profit and loss statement in relation to the share-based payment arrangements amounted to kEUR 167 in the three months ended March 31, 2020 (three months ended March 31, 2019: kEUR 165).

4. Inventories

	3/31/2020	12/31/2019

	(€ in thousands)
Raw materials and merchandise	4,364	4,109
Work in progress	8,778	8,350
Total	13,142	12,459

5. Property, plant and equipment, net

	3/31/2020	12/31/2019

	(€ in thousands)
Land, buildings and leasehold improvements	19,850	20,045
Plant and machinery	6,055	5,779
Other facilities, factory and office equipment	1,352	1,459
Assets under construction and prepayments made	62	60
Total	27,319	27,343
Thereof pledged assets of Property, Plant and Equipment	13,693	6,618

In March 2020, voxeljet registered a first rank land charge amounting to kEUR 10,000 on its land and facility located in Friedberg, Germany as collateral in favor of the European Investment Bank (“EIB”) related to the loan, entered into with the EIB under the Finance Contract, dated November 9, 2017.

6. Other liabilities and provisions

	3/31/2020	12/31/2019

	(€ in thousands)
Accrual for restructuring	534	604
Accruals for vacation and overtime	327	190
Liabilities from payroll	305	301
Employee bonus	304	397
Accruals for compensation of Supervisory board	225	180
Security deposit	183	178
Accrual for warranty	116	241
Accruals for commissions	36	38
Liabilities from VAT	31	32
Accruals for licenses	18	62
Others	103	106
Total	2,182	2,329

7. Financial instruments

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. In addition, for the current year the fair value disclosure of lease liabilities is not required.

	Carrying amount					Fair Value
			Assets at	Liabilities	Total				Total
	FVTPL	FVOCI	amortized	at amortized	carrying				fair
3/31/2020			cost	cost	amount	Level 1	Level 2	Level 3	value

Current assets

Cash and cash equivalents	--	--	3,272	--	3,272	--	--	--	--

Financial assets	3,483	--	1,442	--	4,925
Bond funds	1,483	--	--	--	1,483	1,483	--	--	1,483
Bond funds (restricted)	2,000	--	--	--	2,000	2,000	--	--	2,000
Restricted Cash	--	--	1,442	--	1,442	--	--	--	--

Trade receivables, net	--	--	5,979	--	5,979	--	--	--	--

Non-current assets

Financial assets	3,831	5	--	--	3,836	--	3,831	5	3,836
Derivative financial instruments	3,831	--	--	--	3,831	--	3,831	--	3,831
Equity securities	--	5	--	--	5	--	--	5	5

Current liabilities

Trade payables	--	--	--	3,211	3,211	--	--	--	--

Financial liabilities	--	--	--	837	1,187	--	--	861	861
Bank overdraft	--	--	--	4	4	--	--	--	--
Long-term debt	--	--	--	833	817	--	--	861	861
Lease liability	--	--	--	na	366	--	--	--	--

Non-current liabilities

Financial liabilities	--	--	--	16,702	19,973	--	--	16,521	16,521
Long-term debt	--	--	--	16,702	16,781	--	--	16,521	16,521

Lease liability	--	--	--	na	3,192	--	--	--	--

	Carrying amount					Fair Value
			Assets at	Liabilities	Total
	FVTPL	FVOCI	amortized	at amortized	carrying
12/31/2019			cost	cost	amount	Level 1	Level 2	Level 3	Total

Current assets

Cash and cash equivalents	--	--	4,368	--	4,368	--	--	--	--

Financial assets	6,945	--	463	--	7,408	6,945	--	--	6,945
Bond funds (1)	3,667	--	--	--	3,667	3,667	--	--	3,667
Bond funds (restricted) (1)	2,000	--	--	--	2,000	2,000	--	--	2,000
Note receivable (1)	1,278	--	--	--	1,278	1,278	--	--	1,278
Restricted Cash	--	--	463	--	463	--	--	--	--

Trade receivables, net	--	--	5,915	--	5,915	--	--	--	--

Non-current assets

Financial assets	2,274	--	--	--	2,279	--	2,014	5	2,019
Derivative financial instruments (2)	2,274	--	--	--	2,274	--	2,014	--	2,014
Equity securities	--	5	--	--	5	--	--	5	5

Current liabilities

Trade payables	--	--	--	2,797	2,797	--	--	--	--

Financial liabilities	--	--	--	10,864	11,290	--	--	10,858	10,858
Long-term debt (3)	--	--	--	10,864	10,864	--	--	10,858	10,858
Lease liability	--	--	--	na	426	--	--	--	--

Non-current liabilities

Financial liabilities	--	--	--	6,682	9,866	--	--	6,148	6,148
Long-term debt (3)	--	--	--	6,682	6,682	--	--	6,148	6,148
Lease liability	--	--	--	na	3,184	--	--	--	--

(1)Comparative figures for the year ended December 31, 2019 were revised related to the amendment of classification of short-term investments. For further information, see Note 1 of the interim consolidated financial statements.

(2)Comparative figures for the year ended December 31, 2019 were revised related to the recalculation of the performance participation interest related to the Finance Contract with the EIB. For further information, see Note 1 of the interim consolidated financial statements.

(3)Priviously presented under level 2.

The fair value of the Company’s investments in the bond funds and note receivable was determined based on the unit prices quoted by the fund management company.

The fair value of long-term debt was determined using discounted cash flow models based on the relevant forward interest rate yield curves, considering the credit risk of voxeljet.

Due to their short maturity and the current low level of interest rates, the carrying amounts of cash and cash equivalents, restricted cash, trade receivables, trade payables, credit lines and bank overdrafts approximate fair value.

The group’s policy is to recognise transfers into and transfers out of fair value hierarchy levels as at the end of the reporting period.

In March 2020, there were no transfers of financial instruments measured at fair value between level 1 and level 2.

8. Financial result

	Quarter Ended March 31,
	2020	2019

	(€ in thousands)
Interest expense	(613)	(825)
Interest expense on lease liability	(49)	(43)
Long-term debt (2)	(319)	(242)
Expense from revaluation of derivative financial instruments (2)	--	(509)
Fair value valuation of financial assets (1)	(244)	--
Other	(1)	(31)
Interest income	1,594	165
Payout of bond funds	33	54
Income from revaluation of derivative financial instruments (2)	1,557	--
Fair value valuation of financial assets (1)	--	106
Other	4	5
Financial result	981	(660)

(1)Comparative figures for the three months ended March 31, 2019 were revised related to the amendment of classification of short-term investments. For further information, see Note 1 of the interim consolidated financial statements.

(2)Comparative figures for the three months ended March 31, 2019 were revised related to the recalculation of the performance participation interest related to the Finance Contract with the EIB. For further information, see Note 1 of the interim consolidated financial statements.

9. Segment reporting

The following table summarizes segment reporting. The sum of the amounts of the two segments equals the total for the Group in each of the periods.

	Three months ended March 31,
	2020
	(€ in thousands)
	SYSTEMS	SERVICES	CONSOLIDATION	GROUP
Revenues	1,638	2,579	(333)	3,884
third party	1,305	2,579	--	3,884
intra-segment	333	--	(333)	—
Cost of sales	944	1,785		2,729
Gross profit	361	794		1,155
Gross profit in %	27.7%	30.8%		29.7%
Operating Expenses				(4,547)
Other operating expenses				(659)
Other operating income				532
Operating loss				(3,519)
Finance expense				(613)
Finance income				1,594
Financial result				981
Loss before income taxes				(2,538)
Income tax income (expense)				(63)
Net loss				(2,601)

	Three months ended March 31,
	2019
	(€ in thousands)
	SYSTEMS	SERVICES	CONSOLIDATION	GROUP
Revenues	2,630	3,150	(215)	5,565
third party	2,415	3,150	--	5,565
intra-segment	215	--	(215)	—
Cost of sales	1,586	2,066		3,652
Gross profit	829	1,084		1,913
Gross profit in %	34.3%	34.4%		34.4%
Operating Expenses				(4,820)
Other operating expenses				(13)
Other operating income				978
Operating loss				(1,942)
Finance expense (1) (2)				(825)
Finance income (1) (2)				165
Financial result				(660)
Loss before income taxes				(2,602)
Income tax income (expense) (2)				(14)
Net loss				(2,616)

(1)Comparative figures for the three months ended March 31, 2019 were revised related to the amendment of classification of short-term investments. For further information, see Note 1 of the interim consolidated financial statements

(2)Comparative figures for the three months ended March 31, 2019 were revised related to the recalculation of the performance participation interest related to the Finance Contract with the EIB. For further information, see Note 1 of the interim consolidated financial statements.

10. Revenues

	Three months ended March 31,
	SYSTEMS		SERVICES
	2020	2019	2020	2019

	(€ in thousands)
Primary geographical markets
EMEA	786	928	1,657	1,822
Asia Pacific	196	613	209	218
Americas	323	874	713	1,110
	1,305	2,415	2,579	3,150

Timing of revenue recognition
Products transferred at a point in time	1,022	2,193	2,579	3,150
Products and services transferred over time	283	222	--	--
Revenue from contracts with customers	1,305	2,415	2,579	3,150

	Three months ended March 31,
	2020	2019

	(€ in thousands)
EMEA	2,443	2,750
Germany	1,092	1,351
France	264	373
Great Britain	328	450
Others	759	576
Asia Pacific	405	831
China	226	198
India	33	243
Others	146	390
Americas	1,036	1,984
United States	926	1,948
Others	110	36
Total	3,884	5,565

11. Commitments, contingent assets and liabilities

In March 2018, ExOne GmbH, a subsidiary of ExOne, notified voxeljet of its intent not to pay its annual license fees under an existing intellectual property-related agreement and asserted its rights to claim damages pursuant to an alleged material breach of the agreement. At this time, the Company cannot reasonably estimate a contingency, if any, related to this matter.

In connection with the enforcement of voxeljet’s intellectual property rights, the acquisition of third-party intellectual property rights, or disputes related to the validity or alleged infringement of the Company’s or a third-party’s intellectual property rights, including patent rights, voxeljet has been and may in the future be subject or party to claims, negotiations or complex, protracted litigation.

12. Related party transactions

Name	Nature of relationship	Duration of relationship
Franz Industriebeteiligungen AG, Augsburg	Lessor	10/01/2003-Current
Schlosserei und Metallbau Ederer, Dießen	Supplier	05/01/1999-Current
Andreas Schmid Logistik AG	Supplier	05/01/2017-Current
Suzhou Meimai Fast Manufacturing Technology Co., Ltd	Minority shareholder of voxeljet China, Customer	04/11/2016-Current
DSCS Digital Supply Chain Solutions GmbH	Customer	05/11/2017-Current

Transactions with Franz Industriebeteiligungen AG comprise the rental of office space in Augsburg, Germany. Rental expenses amounted to kEUR 1, in each, first quarter 2020 and first quarter 2019.

Further, voxeljet acquired goods amounting to kEUR 0 and kEUR 0 in the first quarter of 2020 and 2019, respectively from ‘Schlosserei und Metallbau Ederer’, which is owned by the brother of Dr. Ingo Ederer, the Chief Executive Officer of voxeljet.

In addition, voxeljet received logistics services amounting to kEUR 11 and kEUR 15 in the first quarter of 2020 and 2019, respectively from ‘Andreas Schmid Logistik’, where the member of our supervisory board Dr. Stefan Söhn serves as the Chief Financial Officer.

Moreover, voxeljet received orders amounting to kEUR 16 and kEUR 37 in the first quarter of 2020 and 2019, respectively from ‘Suzhou Meimai Fast Manufacturing Technology Co., Ltd., which is our minority shareholder for voxeljet China.

Further, voxeljet received orders amounting to kEUR 0 and kEUR 0 in the first quarter 2020 and 2019, respectively from ‘DSCS Digital Supply Chain Solutions GmbH’, which is an associated company where we own 33.3%.

All related party transactions, voxeljet entered into, were made on an arm's length basis.

13. Subsequent events

Government Grant

In April 2020, voxeljet America received a loan granted by the United States Small Business Administration (“SBA”) as a government grant under the COVID-19 funding program amounting to kUSD 325. By meeting certain criteria, the loan (including interest) will be fully forgiven. After an assessment, the Company expects, that voxeljet America will meet those criteria and therefore will not be obligated to repay the loan.

Disbursment portion of second trache related to the Finance Contract with the EIB

On November 9, 2017, the European Investment Bank (“EIB”) and the Company entered into a Finance Contract and Synthetic Warrant Agreement to support the Company’s undertaking of research and development projects for growth from 2017 to 2020. The contract provides a credit of kEUR 25,000 in up to three tranches at the amounts of kEUR 10,000, kEUR 8,000 and kEUR 7,000, respectively.

Under this Finance Contract, the EIB disbursed a portion of kEUR 5,000 of the second tranche in June 2020.

ADS to Ordinary Share Ratio Change

On Friday, July 31, 2020, the Company announced that it will change the ratio of its American Depositary Shares (“ADSs”) to ordinary shares from each ADS representing one-fifth (1/5) of one ordinary share (5:1) to each ADS representing one ordinary share (1:1). For ADS holders, the ratio change will have the same effect as a 1 for 5 reverse ADS split. The ratio change is expected to be effective on or about August 14, 2020 (the “Effective Date”). On the Effective Date, each ADS holder will be required to exchange every five (5) ADSs then held for one (1) new ADS (e.g., if a holder of ADSs previously held 50 ADSs, following the ratio change on the Effective Date, such holder will hold 10 ADSs). Citibank, N.A., as depositary bank, will arrange for the exchange of the current ADSs for the new ones. There is no change to voxeljet’s underlying ordinary shares, and the ADSs will continue to trade on the New York Stock Exchange under the symbol “VJET”. It should be noted that, as of the Effective Date, the CUSIP Number for the ADSs will be updated. No fractional new ADSs will be issued in connection with the change in the ADS ratio. Instead, fractional entitlements to new ADSs will be aggregated and sold by the depositary bank and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes and expenses) will be distributed to the applicable ADS holders by the depositary bank.